

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Carla Van Steenbergen
Chief Legal Officer
Materialise NV
44650 Helm Ct.
Plymouth, Michigan 48170

> **Re: Materialise NV**
> **Registration Statement on Form F-3**
> **Filed August 20, 2021**
> **File No. 333-258949**

Dear Ms. Van Steenbergen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Per Chilstrom, Esq.